     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Amendment No. 1 to Preliminary Terms No. 148
dated November 22, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 21, 2006

PLUS due January 20, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the NIKKEI 225® Index

Original Issue Price	:	$10 per PLUS
Stated Principal Amount	:	$10 per PLUS
Leverage Factor	:	200%
Maximum Payment at Maturity	:	$12.10 per PLUS
Aggregate Principal Amount	:	$27,750,000
Initial Index Value	:	17,104.96
Pricing Date	:	December 21, 2006
Original Issue Date (Settlement Date)	:	December 29, 2006
Index Valuation Date	:	January 17, 2008
Listing	:	AMEX
Ticker Symbol	:	NIN
CUSIP	:	61748A197
Agent	:	Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Nikkei 225® Index” is a trademark of the Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. The Notes are not sponsored, endorsed or promoted by Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. makes no representation regarding the advisability of investing in the Notes.

Amendment No. 1 to Preliminary Terms No. 148 dated November 22, 2006
Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006